                                                                     EXHIBIT 3

                  Norske Skog Canada Limited 2002 Annual Report

                             MANAGEMENT'S DISCUSSION
                                  AND ANALYSIS

The following management's discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements for the years ended December 31, 2002 and 2001 and the notes thereto, set out on pages 46 to 73, and the selected financial and operating information, set out on pages 74 to
76. Throughout our discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation, amortization and before other non-operating income and expenses.

OVERVIEW/YEAR IN REVIEW

Pulp and paper producers experienced another challenging year in 2002. A combination of sluggish performances in the U.S. and global economies, stock market woes and faltering consumer confidence resulted in depressed market conditions that plagued the industry throughout the year. For certain specialty grades, such as super-calendered ("SC") and coated groundwood papers, the difficulties were further compounded by additions to global capacity. Benchmark prices for most specialty paper grades and newsprint experienced significant erosion, in the case of newsprint to an eight-year low; pulp markets fared little better, with prices also falling to eight-year lows during the year.

     In spite of the formidable market challenges, Norske Skog Canada Limited ("the Company" or "NorskeCanada") remained focused on its strategic objectives during the year, all of which position the Company well for the awaited market upturn. Notable accomplishments in 2002 included the successful capture of $115 million of synergies from the acquisition of Pacifica Papers Inc. ("Pacifica") in August 2001, nearly double the original target and well ahead of schedule, a successful equity offering in May 2002 that significantly strengthened our balance sheet, and groundbreaking new labour agreements that ensure operational stability for the next five years.

HIGHLIGHTS

SYNERGIES   One of our major achievements in 2002 was exceeding our upgraded annual synergy target of $100 million from the Pacifica acquisition, well ahead of our accelerated schedule. We revised our original target of $60 million by August 31, 2003, following a detailed review of all the potential synergies attainable from combining both companies' operations. By December 31, 2002, on an annualized run-rate basis (which assumes operating at full capacity), we had actually captured synergies totalling $115 million (2001:
$58 million), of which $110 million related to improvements in EBITDA (2001:
$55 million). Our financial results for the 2002 fiscal year reflect EBITDA-improving synergies totalling $80 million (2001: $13 million).


30 / 31

                  Norske Skog Canada Limited 2002 Annual Report

The following table and chart provide an analysis of our total captured synergies:

SYNERGIES

------------------------------------------------------------------------
                                                   Annualized Run-Rate
                                                  ----------------------
                                                                Upgraded
In millions of dollars                            Actual          Target
------------------------------------------------------------------------
Manufacturing (note 1)                             $ 54           $ 44
Sales & marketing (note 2)                           15             15
Supply chain (note 3)                                19             15
Fibre supply (note 4)                                 8              5
Selling, general & administrative (note 5)           14             14
                                                   ----           ----
Total EBITDA synergies                              110             93
Non-EBITDA synergies                                  5              7
                                                   ----           ----
Total synergies                                    $115           $100
                                                   ====           ====
------------------------------------------------------------------------

ASSUMES OPERATING AT FULL CAPACITY

1. Manufacturing improvements, including optimization of paper grades across all of our twelve paper machines to reduce downtime related to grade changes and reduced trim, closing down the Powell River kraft pulp mill, increasing the use of existing higher efficiency thermo-mechanical pulp ("TMP") capacity, and implementing the alkaline papermaking process at the Pacifica mills.

2. Aligning sales channels across NorskeCanada and Pacifica, reducing higher-cost merchants and brokers, and capitalizing on the increased scale of the combined company to increase the efficiency of our marketing process.

3. Leveraging increased size to decrease costs within the supply chain in order fulfillment, distribution and procurement areas.

4. Decreasing the cost of delivered fibre through the use of alternative, lower-cost fibre not available to Pacifica through their existing contracts, and by lowering transportation costs through combined logistics and coordinated purchasing.

5. Reducing overhead costs through the closure of Pacifica's corporate office in Vancouver.

------------------------------------------------------------------------

ANNUALIZED RUN-RATE SYNERGIES

In millions of dollars

ANNUAL MDA
[GRAPH]
ANNUALIZED RUN RATE DATA

2001-Q3      2001-Q4      2002-Q1      2002-Q2      2002-Q3      2002-Q4
-------      -------      -------      -------      -------      -------
  17           55           83           93           110          115

   Upgraded target (December 31, 2002)

   Original target (August 31, 2003)

------------------------------------------------------------------------

RECAPITALIZATION   In May 2002, we successfully completed an equity offering
("Equity Offering") of 31.1 million common shares for net proceeds of $208.1 million. These funds, together with cash on hand and drawings against our operating credit facility, were used to repay long-term debt. By recapitalizing our balance sheet, we have decreased our debt-to-capitalization ratio from 53% to 44% and reduced our annual interest expense by approximately $13 million.

     In addition, the financial covenants in our new revolving credit facility are less restrictive than those in our previous credit facility and give us added flexibility to take advantage of any potential investment opportunities to expand our business.

                  Norske Skog Canada Limited 2002 Annual Report

The following table highlights our capitalization:

---------------------------------------------------------------
                                           As at December 31
                                         ----------------------
In millions of dollars                       2002          2001
---------------------------------------------------------------
TOTAL DEBT:
   Revolver                              $  118.7      $      -
   Term debt                                    -         389.1
   Senior notes                             729.9         738.9
   Other non-recourse                        37.6          46.6
                                         --------      --------
   Total                                    886.2       1,174.6
SHAREHOLDERS' EQUITY                      1,124.7       1,036.5
                                         --------      --------
TOTAL CAPITALIZATION                     $2,010.9      $2,211.1
                                         ========      ========
CASH                                     $      -      $  104.8
FUNDED DEBT RATIO                            44.1%         53.1%
                                         ========      ========
---------------------------------------------------------------

COMPETITIVE NEW LABOUR AGREEMENTS   In September 2002, we successfully
negotiated new five-year labour agreements with the Communications, Energy and Paperworkers Union of Canada and the Pulp, Paper and Woodworkers of Canada. Together, these two unions represent substantially all of the unionized employees at our four divisions. The agreements, which were signed ten months before the expiry of the existing agreements, provide a competitive wage increase and ensure operational stability for the next five years. Combined with the previous five years of uninterrupted operations, this will give the company a full ten years of stable labour conditions under negotiated agreements - a significant accomplishment.

REVIEW OF OPERATIONS - YEAR ENDED DECEMBER 31, 2002
COMPARED TO YEAR ENDED DECEMBER 31, 2001

The following review of operations should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2002 and 2001. Readers are advised that the consolidated statements of earnings and retained earnings and cash flows for the year ended December 31, 2001 include the results of our former Mackenzie pulp operation ("Mackenzie") prior to its sale on June 15, 2001, and exclude the earnings of Pacifica prior to acquisition ("Acquisition") on August 27, 2001, the full impact on earnings of the change in the Company's capital structure arising from the Acquisition and the payment of a special distribution of $1,490.3 million ("Special Distribution") to shareholders in August 2001, as well as the impact of the Equity Offering in May 2002. These events affect comparisons with historical results.

COMPARISON OF EARNINGS

CONSOLIDATED   Our operating earnings (loss) for the year ended December 31,
2002 was $(121.9) million on total sales of $1,482.3 million compared to operating earnings of $79.7 million on total sales of $1,388.7 million for the year ended December 31, 2001. EBITDA for the year ended December 31, 2002 was $56.6 million, compared to EBITDA of $210.9 million for the 2001 fiscal year.

     The sharp decline in operating earnings and EBITDA resulted primarily from depressed market conditions, which more than offset the positive impact of our increased specialty papers business and reduced exposure to market pulp, accomplished through the respective Acquisition and Mackenzie sale in 2001, and the significant synergies realized from the former transaction.


32 / 33

                  Norske Skog Canada Limited 2002 Annual Report

     Consolidated selling, general and administrative ("SG&A") costs for the year ended December 31, 2002 were $65.3 million, an increase of $1.7 million, or 2.7%, from the previous year. Despite the significant increase in sales volumes arising from the Acquisition, we successfully maintained our SG&A costs at similar levels to 2001, primarily as a result of numerous cost-saving synergies realized during 2002.

------------------------------------------------------------------------------------------
Net Sales

                                                           INCREASE/(DECREASE) FROM 2001
                               YEAR ENDED DECEMBER 31     --------------------------------
                               ----------------------       TOTAL     VOLUME/       SALES
In millions of dollars             2002          2001      CHANGE         MIX       VALUE
------------------------------------------------------------------------------------------
Specialties                    $  752.5      $  481.9     $ 270.6     $ 394.4     $(123.8)
Newsprint                         440.6         489.2       (48.6)      117.9      (166.5)
                               --------      --------     -------     -------     -------
                               $1,193.1      $  971.1     $ 222.0     $ 512.3     $(290.3)
Pulp & Containerboard             289.2         417.6      (128.4)     (102.1)      (26.3)
                               --------      --------     -------     -------     -------
                               $1,482.3      $1,388.7     $  93.6     $ 410.2     $(316.6)
                               ========      ========     =======     =======     =======
------------------------------------------------------------------------------------------

SPECIALTIES   Continued weak industry fundamentals resulted in compressed margins for specialty paper producers in 2002. Overall demand improved only marginally from the depressed levels of 2001; a notable exception was uncoated super-calendered papers where more robust demand arose primarily from customers replacing coated papers with less expensive uncoated papers in many catalogues and magazine inserts.

     The introduction of new SC and coated groundwood paper capacity through 2001 and 2002 into weak domestic markets inevitably led to significant price discounting of higher-end specialty papers, particularly through the first half of 2002. As a result, average transaction prices for coated papers and most uncoated specialty paper grades declined steeply in 2002 compared to 2001; in the case of coated papers, prices fell to historically low levels early in the third quarter of 2002. Certain lightweight uncoated groundwood grades, primarily directory, escaped the price erosion, largely due to the significant volume of annual contract business in those sectors.

     For the 2002 fiscal year, sales volumes were 848,100 tonnes, up 376,600 tonnes, or 79.9%, from the same period last year, primarily reflecting increased sales following the Acquisition.

     Our average sales revenue for the year ended December 31, 2002 decreased from $1,022 per tonne in 2001 to $887 per tonne in 2002, a decrease of $135 per tonne, or 13.2%. A sharp deterioration in pricing was partly offset by the positive impact of realized sales and distribution synergies, and a higher-value sales mix.

-------------------------------------------------------------------------------

LIGHTWEIGHT COATED PAPER

40 lb Average U.S. delivery transaction price in US$ per short ton.
{source: RISI}

[GRAPH]

          Q1      Q2      Q3      Q4
         ---     ---     ---     ---
1998     907     905     890     830
1999     788     762     767     818
2000     820     878     880     878
2001     862     825     780     745
2002     705     675     665     665


TELEPHONE DIRECTORY PAPER

22.5 lb Average transaction price in US$ per short ton.
{source: RISI}

[GRAPH]

          Q1      Q2      Q3      Q4
         ---     ---     ---     ---
1998     770     770     770     770
1999     730     720     705     705
2000     690     700     715     715
2001     730     730     730     730
2002     695     695     680     680

                  Norske Skog Canada Limited 2002 Annual Report

     The average cost of sales for the year ended December 31, 2002 was $758 per tonne, an improvement of $3 per tonne, or 0.4%, from the same period in 2001. Various synergy-driven furnish, conversion and overhead cost improvements realized during 2002, together with lower wood fibre costs, were largely offset by higher planned maintenance costs, higher costs associated with our positive sales mix and increased de-inked pulp ("DIP") costs.

     SG&A costs for the 2002 fiscal year were $30.1 million, an increase of $10.3 million, or 52% compared to the previous year. The higher SG&A level primarily reflects the greater proportion of specialties in our total sales volumes as a result of the Acquisition.

     As a result of the aforementioned items, our specialties paper business generated EBITDA of $79.7 million for the year ended 2002, compared to EBITDA of $103.2 million for the year ended December 31, 2001.

     Our operating earnings (loss) for the year ended December 31, 2002 was $(5.0) million on sales of $752.5 million, a decrease of $73.2 million, from $68.2 million on sales of $481.9 million for the previous year. Depreciation and amortization increased from $35.0 million in 2001 to $84.7 million in 2002, primarily reflecting the additional expense arising from the Acquisition and, to a lesser extent, higher allocation of depreciation arising from an increased use of internal pulp in 2002 following the closure of the Powell River kraft pulp mill in late 2001.

NEWSPRINT   A continued slump in consumer demand, combined with continued
global overcapacity, presented newsprint producers in 2002 with one of the most challenging years in recent history. Consumption, measured primarily in the form of advertising lineage, was down by approximately 3% and 15%, respectively, compared to 2001 and 2000, leading to an erosion of prices to eight-year lows.

     In response to the depressed market conditions, the major North American newsprint producers took significant levels of market downtime throughout the year, including the closure or conversion of several higher-cost paper machines, in an attempt to balance supply and demand. Prices bottomed out in the third quarter of 2002, and a US$35 per tonne price increase in North American markets was successfully implemented in late October.

     Sales volumes in the year ended December 31, 2002 were 749,500 tonnes, an increase of 145,600 tonnes, or 24.1%, compared to 2001. Increased sales volumes following the Acquisition were mostly offset by higher downtime, particularly in the first half of 2002, to balance supply with weaker demand.

-------------------------------------------------------------------------------
STANDARD NEWSPRINT

48.8 gsm Average West Coast U.S. delivery transaction price in US$ per metric tonne. {source: RISI}

[GRAPHIC]

          Q1      Q2      Q3      Q4
         ---     ---     ---     ---
1998     595     585     585     588
1999     562     498     480     508
2000     510     555     573     610
2001     615     613     570     507
2002     460     440     448     472

-------------------------------------------------------------------------------
NORTHERN BLEACHED SOFTWOOD KRAFT

Average Northern Europe delivery transaction price in US$ per metric tonne. {source: RISI}

[GRAPHIC]

          Q1      Q2      Q3      Q4
         ---     ---     ---     ---
1998     533     548     517     465
1999     460     500     535     587
2000     630     673     710     710
2001     660     545     457     463
2002     447     453     485     455

-------------------------------------------------------------------------------


34 / 35

                  Norske Skog Canada Limited 2002 Annual Report

     Our average sales revenue for the year ended December 31, 2002 was $588 per tonne, a decrease of $222 per tonne, or 27.4%, from the previous year, reflecting the depressed market conditions. A steep decline in prices and, to a lesser extent, higher freight costs related to the weak markets, were partly offset by additional synergies realized in 2002.

     The average cost of sales for the year ended December 31, 2002 was $590 per tonne, an improvement of $34 per tonne, or 5.4%, from the corresponding year in 2001. Cost savings arising from realized synergies, together with other cost reductions, including lower kraft consumption and wood fibre costs in 2002, more than offset the impact of additional market-related downtime taken during the current year.

     SG&A costs for the year ended December 31, 2002 were $21.0 million, $5.4 million, or 20.5%, less than for the 2001 fiscal year. The reduced amount largely reflects newsprint's lower proportion of total sales volumes in the current year compared to 2001, following the Acquisition.

     Accordingly, our newsprint paper business recorded EBITDA of $(22.6) million for the year ended Decem-ber 31, 2002, compared to EBITDA of $85.7 million for the year ended December 31, 2001.

     Our operating earnings (loss) decreased $123.3 million to $(86.0) million on sales of $440.6 million for the 2002 fiscal year from $37.3 million on sales of $489.2 million for the year ended December 31, 2001. Our depreciation increased to $63.4 million in 2002 from $48.4 million in 2001, primarily reflecting the additional expense arising from the Acquisition less the impact of the additional downtime taken in 2002.

PULP AND CONTAINERBOARD   Pulp producers did not escape the effects of the
weak global economic environment. Prices hit an eight-year low in April as pulp producers maintained high operating rates throughout the 2001/2002 winter season, resulting in escalated inventory levels. After bottoming out in April, prices improved gradually during the spring/summer period, pushing close to US$500 per tonne, prompted in part by some opportunistic purchasing by consumers. However, this upturn was short-lived, and as the year drew to a close, prices again came under downward pressure.

     The containerboard market remained relatively stable during the year. Price volatility was sharply reduced in 2002 as producers responded effectively to soft demand by lowering operating rates. As a result, prices remained fairly steady throughout 2002 after the sharp decline in the second half of 2001.

     Pulp and containerboard sales volumes for the year ended December 31, 2002 were 492,900 tonnes, a decrease of 176,500 tonnes, or 26.4%. This was substantially due to the reduction in available capacity following the June 2001 sale of Mackenzie and the November 2001 closure of the Powell River pulp mill. This decline was partly offset by market-related downtime taken in 2001.

     The average pulp and containerboard sales revenue for the year ended December 31, 2002 was $587 per tonne, a decrease of $37 per tonne, or 5.9%, from the same period last year. The impact of lower prices for long-fibre pulp and containerboard products in 2002 was partly offset by a greater component of higher-value containerboard sales in our 2002 sales mix following the sale of Mackenzie.

     The average cost of sales for pulp and containerboard for the year ended December 31, 2002 was $559 per tonne, down $6 per tonne, or 1.1%, over the comparable 2001 year. This was primarily due to lower fibre costs and improved unit fixed costs resulting from operating at full capacity in 2002, which more than offset additional costs associated with our higher-value sales mix.

                  Norske Skog Canada Limited 2002 Annual Report

     SG&A costs were $14.2 million for the year ended December 31, 2002, a decrease of $3.2 million, or 18.4%, from 2001. The lower pulp and containerboard SG&A costs reflect the segment's reduced proportion of total sales volumes as a result of the Acquisition and the sale of Mackenzie.

     Based on the above-mentioned factors, EBITDA from pulp and containerboard operations for the year ended December 31, 2002 was $(0.5) million, compared to EBITDA of $22.0 million for the year ended December 31, 2001.

     Operating earnings (loss) from our pulp and containerboard business decreased $5.1 million, from $(25.8) million on sales of $417.6 million for the 2001 fiscal year to $(30.9) million on sales of $289.2 million for the year ended December 31, 2002. As a result of the increased internal use of pulp for paper production and the sale of Mackenzie, our depreciation and amortization expense decreased from $47.8 million in 2001 to $30.4 million in 2002.

FOREIGN EXCHANGE GAIN (LOSS) ON TRANSLATION OF FOREIGN DENOMINATED DEBT Effective January 1, 2002, we adopted the new CICA accounting standard for foreign currency translation that eliminated the deferral and amortization of unrealized foreign exchange gains and losses on long-term monetary items. For the year ended December 31, 2002, we recorded a gain of $12.3 million on the translation of U.S. dollar denominated debt (2001 restated: $(17.1) million).

OTHER EXPENSE, NET Other expense, net for the year ended December 31, 2002 was $13.3 million compared to $40.2 million for the year ended December 31, 2001. Other expense, net for the 2002 fiscal year was comprised primarily of a $15.8 million write-off of deferred financing costs associated with term and operating credit facilities that were repaid in May 2002 and July 2002, respectively. Partly offsetting this was a gain of $4.8 million arising from the sale of Pope & Talbot shares in March 2002.

INTEREST INCOME (EXPENSE)   Interest expense for the year ended December 31,
2002 increased $43.8 million from $34.1 million in 2001 to $77.9 million in 2002. Interest income decreased by $33.3 million from $35.0 million to $1.7 million over the same period. The movements primarily reflected the change in capital structure arising from the Acquisition and the Special Distribution in 2001, the Equity Offering in May 2002 and to a lesser extent, lower interest rates.

INCOME TAX RECOVERY   Income tax recovery for the 2002 fiscal year was $75.8
million compared to $21.2 million for the previous year. The variance, for the most part, reflected the significant decline in earnings in 2002. The income tax recovery for the year ended December 31, 2002 included a non-cash recovery of $9.7 million relating to a change in the estimate of the income tax liability for prior years. Income tax recovery for the year ended December 31, 2001 included an income tax recovery of $22.8 million related to a reduction in provincial income tax rates in addition to a recovery of $16.1 million from the amortization of deferred credits arising on the utilization of acquired tax losses.

NET EARNINGS (LOSS)   As a result of the factors noted above, our net loss for
the year ended Decem-ber 31, 2002 was $123.3 million ($(0.64) per common share), compared to net earnings (restated for net impact of the new CICA accounting standard for foreign currency translation) of $44.5 million ($0.32 per common share) for the preceding year.


36 / 37

                  Norske Skog Canada Limited 2002 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS PROVIDED (USED) BY OPERATIONS   Cash flows provided (used) by
operating activities, after changes in non-cash working capital, for the year ended December 31, 2002 totalled $(2.6) million, compared to $266.2 million for the previous year, primarily as a result of the significant decline in earnings and a change in capital structure in late August 2001, following the Special Distribution and the Acquisition.

INVESTING AND FINANCING ACTIVITIES   We continued to prudently manage our
capital expenditures during 2002. Capital spending for the year ended December 31, 2002 was $82.2 million compared to $92.7 million for the previous year. The focus in 2002 was primarily on maintenance-of-business and carefully selected high-return capital expenditures. The more significant projects in 2002 included the successful integration of legacy NorskeCanada and Pacifica order fulfillment systems and the installation of an enhanced water pipeline at Port Alberni. In the last quarter of 2002, we also commenced a rebuild of our Elk Falls kraft pulp mill recovery boiler, which is expected to cost approximately $45 million. This project, which is scheduled for completion by April 2004, will lead to a significant improvement in operational performance and reduction in maintenance costs.

     Capital spending as a percentage of depreciation and amortization in 2002 was 46.1% (2001: 70.7%). We intend to maintain our disciplined approach to spending and anticipate that our annual capital expenditures in 2003 will be approximately $90 million, which includes further spending on the recovery boiler rebuild at Elk Falls.

     The following table highlights capital spending for the years ended December 31: In millions of dollars 2002 2001

----------------------------------------------------------------------------
In millions of dollars                                     2002       2001
----------------------------------------------------------------------------
Capital expenditures                                      $ 82.2     $ 92.7
Depreciation and amortization                              178.5      131.2
Capital spending as a % of depreciation and amortization    46.1%      70.7%
----------------------------------------------------------------------------

     As previously mentioned (see "Highlights - Recapitalization"), in May 2002 we issued 31.1 million common shares for net proceeds of $208.1 million, which, together with cash on hand and drawings on our revolving credit facility, were used to repay all of our secured term debt. Prior to the repayment of our term debt, we had repaid debt of $2.6 million in 2002.

     In July 2002, we replaced our existing $250.0 million revolving operating loan with a new $350.0 million revolving operating loan. In the same month, Powell River Energy Inc. ("PREI") refinanced its debt by issuing $75.0 million of First Mortgage Bonds due July 2009, of which our proportionate (non-recourse) share is $37.6 million. As part of the refinancing, NorskeCanada and the other shareholder of PREI each advanced $7.5 million to PREI.

     As of December 31, 2002, the unused operating credit facility available to the Company was $183.1 million. At year-end, we remained in compliance with the covenants under both our credit facilities and bond indentures. However, our consolidated fixed charge ratio was below the 2.0:1 threshold of the bond indentures, which, while not constituting a default, does prohibit the payment of dividends and limit the amount of additional debt that can be incurred outside of the existing credit facilities.

                  Norske Skog Canada Limited 2002 Annual Report

     In the foreseeable future, we expect to fund our operations through cash flows from operations and, if necessary, borrowings under our operating credit facility. As previously highlighted, operating earnings and cash flows decreased during the year as a result of the economic downturn. If this trend were to continue, we would, over time, rely to a greater extent on our operating credit facility and, if necessary, additional sources of financing.

     The following table highlights our credit rating and outlook with Moody's and Standard & Poor's, as at December 31: 2002 2001

-----------------------------------------------------------------
                                           2002              2001
                                         ------------------------
MOODY'S
Outlook                                  Stable            Stable
Issuer rating                               Ba2               Ba2
Senior implied issuer                       Ba2               Ba1
Bank loan debt                              Ba1              Baa3
Senior unsecured debt                       Ba2               Ba2

STANDARD & POOR'S
Outlook                                     Neg            Stable
Long-term corporate credit                  BB+                BB
Senior unsecured debt                       BB+                BB
Senior secured debt                         BB+                 -
-----------------------------------------------------------------

     As outlined in note 17 to the 2002 consolidated financial statements, there was a total funding deficit of $96.4 million in our various pension plans as of December 31, 2002. Of this amount, $56.0 million related to funded defined benefit pension plans and $40.4 million to "pay-as-you-go" unfunded plans. With respect to the former, the next actuarial valuations are scheduled for January 1, 2004. If stock markets remain at depressed levels, we anticipate our annual funding contributions to these plans will increase to approximately $19 million from their current level of approximately $7 million.

     In prior years, we acquired companies with non-capital and capital losses carried forward from Fletcher Challenge Limited. The purchase price is subject to adjustment under certain conditions. No such price adjustments were recorded in 2002. In 2001, a negative purchase price adjustment of $1.8 million was recorded. The difference between the future tax benefit of these losses and the acquisition cost of the companies was recorded as a deferred credit. The deferred credit is amortized to income tax expense as the tax losses are utilized. No amortization was recorded in fiscal 2002; in fiscal 2001, the amortization reduced income tax expense by $16.1 million.

RESTRUCTURING ACTIVITIES   As noted previously, as part of our restructuring
activities following the Acquisition, we permanently closed our kraft pulp mill operation at Powell River and eliminated various positions at Port Alberni and our corporate and sales offices. Total restructuring costs associated with these activities amounted to $67.0 million, of which $30.7 million was paid during 2002 and $7.1 million during 2001. Further details are contained in notes 3 and 9 to the Company's 2002 consolidated financial statements.


38 / 39

                  Norske Skog Canada Limited 2002 Annual Report

UNCERTAINTIES

We produce and market products that are sold globally. We seek to differentiate our product lines from those of other producers by supplying specialty products that add value for customers. However, our operating environment is subject to uncertainties, many of which are common to virtually all companies in the forest products industry in North America and also some that are more specifically applicable to our operations based in British Columbia.

     Similar to other companies in our industry, prevailing economic conditions and/or other factors beyond our control may adversely impact future results of our operations, and hence our ability to fully comply with our financial covenants.

     We also have sales and marketing contracts with related parties, which provide for sales agency and distribution arrangements in the U.S. and certain international markets. Either party, on six months notice, may terminate each of these contracts. If any of these contracts are terminated, we will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to our sales activities in the relevant market.

A discussion of the principal uncertainties to which we are subject follows.

PRODUCT PRICES   The forest products industry is cyclical in nature. Markets for our principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand for forest products has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

CURRENCY   The profitability of our operations is subject to fluctuations in foreign currencies, particularly the U.S. dollar, the currency in which most of our sales are denominated. Fluctuations in foreign currencies affect our competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, our competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. Under a Board-approved foreign exchange risk management program, we manage a portion of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies.

INTEREST RATES   At December 31, 2002, the Company had approximately $118.7 million of debt in the form of variable rate loans. As interest rates increase or decrease, the Company's interest expense varies on this variable rate debt.

FIBRE SUPPLY

Our pulp and paper operations consume wood fibre, which is purchased from more than 50 independent sawmills. Our fibre supply comes primarily from residual wood chips and sawdust from lumber operations located on the Pacific coast or in the Southern Interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

     Sawmill wood chips presently comprise 54% of the fibre supply for our pulp and paper operations. The remainder is comprised of pulp logs (28%), sawdust (14%) and recycle-based DIP (4%). Five wood chip, log and sawdust suppliers provide 49% of our fibre supply. The supply contracts with these companies were negotiated for indefinite ("evergreen") terms when certain assets were divested.

                  Norske Skog Canada Limited 2002 Annual Report

     In addition, through an evergreen contract with a coastal log producer, additional wood chips can be obtained from regional sawmills. This supplier provides an additional 11% of our fibre supply.

     Together, all of these long-term, secure supply agreements provide approximately 60% of the fibre supply for our pulp and paper operations.

     In December 2002, one of our fibre suppliers commenced creditor protection proceedings. It is too early to determine the impact of this development on our fibre supply.

     The remainder of the fibre requirements for our four pulp and paper operations is sourced from independent suppliers, many under long-term contracts. Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas.

     To enhance our fibre security, we maintain a surplus fibre position. As a result, we make annual sales of approximately 225,000 cubic metres of surplus fibre to regional customers. In addition, we engage in fibre trading activities.

ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations related to waste management. We continually monitor our environmental performance and believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

     As already highlighted, in 2001 we sold our interest in the pulp operations at Mackenzie but retained responsibility for certain decommissioning projects. This residual responsibility for two landfills and a black liquor storage lagoon was managed diligently through the year. The landfills and the black liquor storage lagoon were decommissioned to the satisfaction of the Ministry of Water, Land, and Air Protection and with good cooperation between the new owner and ourselves.

     As part of the integration process with Pacifica, the environmental policies, operating philosophies, and strategic plans were harmonized to ensure consistency of approach and standards. Independent due diligence audits of all sites were completed in late 2002 to verify our compliance positioning and management of risk. No material problems were uncovered during these reviews. Both Port Alberni and Powell River received ISO 14001 registrations in 2002, making the company fully certified at all sites, including its Vancouver fibre supply operations.

     In July 2002, the British Columbia provincial government amended its pulp mill effluent regulations limiting AOX discharges from 0.0 kilograms per tonne to 0.6 kilograms per tonne of pulp produced, effective December 31, 2002. Our facilities are operating below these new limits, which are similar to legislation recently enacted in the United States.

     During 2002, all of our pulp and paper mills continued to make improvements to their emission levels. At Crofton, improvements were realized on odour and fine particulate emissions controls and monitoring equipment. At Elk Falls, the new power boiler wet precipitator's performance was optimized to reduce ambient salt haze. At Port Alberni, the surface water leachate collection system was upgraded. At Powell River, fine particulate emissions from the power boiler were further reduced with improvements in the quality of delivered hog fuel.


40 / 41
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                  Norske Skog Canada Limited 2002 Annual Report

     In 2003, the mills plan to continue our trend of improving environmental performance punctuated by chemical systems upgrades at Crofton and Elk Falls, expanded surface water leachate collection at Port Alberni and odour reduction initiatives at Powell River. A company-wide water reduction program is also being developed for implementation in 2003 to reduce water and energy usage at all facilities.

     We continue to work closely with the Ministry of Water, Land, and Air Protection to ensure ongoing compliance at our mills. Capital spending on environmental projects in 2002 was approximately $4.1 million. We estimate that capital expenditures on environmental projects will amount to approximately $5.7 million in 2003.

     In December 2002, we formed an important partnership with the World Wildlife Fund to improve global forest conservation and advance environmental goals relating to responsible paper production.

RECYCLED CONTENT IN GROUNDWOOD PAPER

We are a major supplier of newsprint, directory and other groundwood printing papers to western North America. The most significant of these markets is the western United States where in three states - California, Arizona and Oregon
- newspaper publishers and commercial printers are required by law to use a certain proportion of recycled-containing paper. The current requirement is that 50% of the paper contains 40% or more recycled-containing paper. While the other western states and Canada do not have such legislative requirements, many printers and publishers are demanding some recycled-containing paper as part of their supply mix. A significant amount of directory paper with 40% recycled content is currently supplied to several of our major directory publishers in North America. We currently meet our market demand through the use of recycled pulp purchased from Newstech Recycling Inc., located in Coquitlam, B.C. This de-inked post-consumer recycled pulp is mixed with virgin pulp furnish, primarily at the Crofton mill, to produce newsprint and directory paper that meets the legislative requirement.

EARNINGS SENSITIVITIES

As previously mentioned, our earnings are sensitive to fluctuations in prices for our products and in currency exchange rates.

PRODUCT PRICE SENSITIVITY   Based on market production capacities and
exchange rates as at December 31, 2002, a US$10 per tonne change in the net sales price of our principal products would affect our annualized EBITDA and net earnings approximately as follows:

-----------------------------------------------------------------------------
In millions of dollars                               EBITDA      Net Earnings
-----------------------------------------------------------------------------
Newsprint and specialties - US$10 change per tonne    $28.0             $18.0
Pulp and containerboard - US$10 change per tonne        4.4               2.8
-----------------------------------------------------------------------------

                  Norske Skog Canada Limited 2002 Annual Report

CURRENCY SENSITIVITY   Our operations are located in British Columbia, Canada
and most of our costs and expenses are denominated in Canadian dollars. We primarily sell our products in Canada, the United States, the Pacific Rim and Europe. A majority of our sales are denominated in foreign currencies, primarily the U.S. dollar and the Japanese yen. As a result, we are exposed to foreign currency market risk on accounts receivable and future sales. We estimate that in the absence of our risk management program, a $0.01 change in the U.S. dollar relative to the value of the Canadian dollar would have affected our EBITDA and net earnings by approximately $19.0 million and $11.5 million, respectively, based on 2002 sales.

     In order to mitigate the effects of foreign currency fluctuation risk, we manage a portion of our foreign exchange exposure through a foreign exchange risk management program that uses currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies. Details of our forward foreign currency contracts and options hedging future revenues as of December 31, 2002 are set out in note 18 to the 2002 consolidated financial statements.

INTEREST RATE SENSITIVITY   Our borrowings are comprised primarily of senior
notes and secured revolving credit facilities. The interest rates on our senior notes are fixed; however, from time to time, we enter into interest rate swaps and options to convert certain amounts of fixed-rate debt to floating rates. Interest rates on funds borrowed under our credit facilities vary with market interest rates and our credit rating as assessed from time to time by external credit rating agencies. Based on the outstanding balances under our secured operating credit facility at December 31, 2002, and in the absence of our interest rate hedging program, a change of 1% in interest rates under our credit facilities would affect our annualized net earnings by approximately $0.8 million.

OUTLOOK

Economic and political uncertainty clouds the outlook for pulp and paper products for 2003. The North American economy and stock markets ended 2002 in an unsettled mood, reflecting concerns over faltering consumer spending, rising oil prices, and the increasing likelihood of a military conflict with Iraq. On a positive note, further proposed U.S. tax reductions and some upbeat economic indicators released in early 2003 suggest that business investment spending may at last start trending upwards in 2003. Current forecasts estimate the U.S. economy is likely to grow at a rate of 2% - 3% in 2003.

     The general consensus among analysts is that pulp and paper prices have now bottomed out. Any meaningful recovery in prices in 2003 is largely dependent on the performance of the U.S. economy and a sustained increase in paper consumption. A continued slide in the U.S. dollar and a stronger-than-anticipated improvement in U.S. economic fortunes would strengthen the case for a more robust price recovery, particularly in the second half of the year.


42 / 43
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                  Norske Skog Canada Limited 2002 Annual Report

     In the coated groundwood business, the recent modest improvement in magazine advertising demand is expected to continue through 2003 after the traditionally slow first quarter. However, additional coated paper capacity and further product downgrading to super-calendered grades will adversely affect market conditions for those grades.

     The outlook for uncoated groundwood papers is mixed. Demand for super-calendered grades is expected to remain strong through 2003, but is likely to be tempered by increases in new capacity. Demand for lightweight and other uncoated specialty grades is projected to remain at similar levels to 2002.

     The recently announced closures by several large newsprint producers of higher-cost paper machines, and conversions of some facilities to specialty grades, will help to balance supply with demand. A newsprint price increase of US$50 per tonne for North American markets has been announced for March 1, 2003. Further gains in newsprint pricing will likely be contingent upon the improved performance of the U.S. economy and a sustained increase in advertising lineage. Additional downtime may be required to offset weak demand in the traditionally slower first half of 2003, and in subsequent quarters, if the anticipated pickup in demand does not materialize.

     Market conditions for pulp products are expected to show slow but gradual improvement through the year, as a result of improving paper markets, aided by strong demand from China and minimal new capacity coming online. Worldwide demand for containerboard is expected to remain sluggish in 2003 but should show some modest improvement in the second half if the U.S. economy recovers as forecast. Recent industry consolidation should help to maintain pricing at relatively stable levels throughout the year.

     Given the current climate, we continue to conservatively position the Company in the event that the forecasted recovery does not materialize. We remain committed to balancing our paper production levels with customer demand. We intend to continue running our pulp and containerboard operations at full capacity through 2003.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements that involve risks and uncertainties. Such statements reflect management's current views and are based on certain assumptions. They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We do not undertake any obligation to publicly release any revisions to any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.